Exhibit 99.1

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”),

except for number of shares and per share data)

	December 31,	June 30,
	2023	2024	2024
	Audited	Unaudited	Unaudited
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	220,689	82,863	11,402
Time deposits	300	300	41
Restricted cash	6,575	25,381	3,493
Amounts due from related parties	44	37,301	5,133
Prepaid expenses and other current assets, net	57,385	83,646	11,510
Current assets of discontinued operation	275,603	—	—
Total current assets	560,596	229,491	31,579

Amounts due from related parties-non current	732	713	98
Property and equipment, net	66,064	64,234	8,839
Intangible assets, net	5,287	4,652	640
Goodwill	49,416	49,416	6,800
Right-of-use assets	237,059	244,798	33,685
Long-term investments	41,860	41,788	5,750
Deferred income tax assets	28,476	7,952	1,094
Other non-current assets	28,753	30,924	4,255
Total assets	1,018,243	673,968	92,740

LIABILITIES AND DEFICIT
Current liabilities:
Short-term bank loans	—	11,000	1,514
Accounts payable	4,988	3,142	432
Amounts due to related parties	—	38,203	5,257
Operating lease liabilities-current	111,840	92,373	12,711
Income taxes payable	6,105	6,316	869
Deferred revenue-current	1,210,536	1,211,254	166,674
Accrued expenses and other current liabilities	517,096	514,229	70,760
Current liabilities of discontinued operation	560,791	—	—
Total current liabilities	2,411,356	1,876,517	258,217

Operating lease liabilities-non current	107,804	129,005	17,752
Other non-current liabilities	433	274	37
Total liabilities	2,519,593	2,005,796	276,006
Commitments and contingencies	—	—	—

Deficit:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 57,861,327 and 58,610,667 shares issued, 46,756,137 and 42,385,779 shares outstanding as of December 31, 2023 and June 30, 2024, respectively)	364	369	51
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)	74	74	10
Treasury shares (11,105,190 and 16,224,888 Class A ordinary shares as of December 31, 2023 and June 30, 2024, at cost)	(479,346)	(486,644)	(66,964)
Additional paid-in capital	1,360,901	1,642,934	226,075
Accumulated other comprehensive income	48,216	54,442	7,491
Accumulated deficit	(2,427,992)	(2,542,545)	(349,866)
Total deficit attributable to the shareholders of TCTM Kids IT Education Inc.	(1,497,783)	(1,331,370)	(183,203)
Non-controlling interest	(3,567)	(458)	(63)
Total deficit	(1,501,350)	(1,331,828)	(183,266)
Total liabilities and deficit	1,018,243	673,968	92,740

The accompanying notes are an integral part of these condensed consolidated financial statements.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	For the Six Months Ended
	June 30,
	2023	2024	2024
	Unaudited	Unaudited	Unaudited
	RMB	RMB	US$
Net revenues	598,500	604,051	83,120
Cost of revenues	(325,842)	(372,720)	(51,288)
Gross profit	272,658	231,331	31,832
Selling and marketing expenses	(121,445)	(122,422)	(16,846)
General and administrative expenses	(148,781)	(144,100)	(19,829)
Research and development expenses	(11,003)	(6,923)	(953)
Operating loss	(8,571)	(42,114)	(5,796)
Interest income, net	141	244	34
Other income, net	560	337	46
Foreign currency exchange loss, net	(628)	(84)	(12)
Loss before income taxes	(8,498)	(41,617)	(5,728)
Income tax expense	(2,424)	(21,544)	(2,965)
Net loss from continuing operations	(10,922)	(63,161)	(8,693)
Net loss from discontinued operation, net of tax	(30,652)	(51,673)	(7,111)
Net loss	(41,574)	(114,834)	(15,804)
Less: Net income/(loss) attributable to non-controlling interests	1,132	(281)	(39)
Net loss attributable to Class A and Class B ordinary shareholders	(42,706)	(114,553)	(15,765)
Less: Net income/(loss) from continuing operations attributable to non-controlling interests	1,132	(281)	(39)
Net loss from continuing operations attributable to Class A and Class B ordinary shareholders	(12,054)	(62,880)	(8,654)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	53,828,590	50,181,969	50,181,969
Basic and diluted loss per ADS attributable to ordinary shareholder from continuing operations	(1.12)	(6.27)	(0.86)
Basic and diluted loss per ADS attributable to ordinary shareholder from discontinued operation	(2.85)	(5.15)	(0.71)
Basic and diluted loss per ADS attributable to ordinary shareholder	(3.97)	(11.42)	(1.57)

Other comprehensive (loss) income

Foreign currency translation adjustment	(1,702)	6,226	857
Comprehensive loss	(43,276)	(108,608)	(14,947)
Less: Comprehensive income/(loss) attributable to non-controlling interests	1,132	(281)	(39)
Comprehensive loss attributable to Class A and Class B ordinary shareholders	(44,408)	(108,327)	(14,908)

The accompanying notes are an integral part of these condensed consolidated financial statements.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(Amounts in thousands of RMB, except for number of shares and per share data)

	Ordinary Shares
	Number of		Number of
	Class A		Class B			Additional	Accumulated Other		Non-
	Ordinary		Ordinary		Treasury	Paid-in	Comprehensive	Accumulated	controlling	Total
	Shares	Amount	Shares	Amount	Shares	Capital	Income (Loss)	deficit	Interest	deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	57,176,842	359	7,206,059	74	(476,918)	1,363,845	49,664	(2,436,918)	(6,787)	(1,506,681)
Net loss	—	—	—	—	—	—	—	(42,706)	1,132	(41,574)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	439,855	3	—	—	—	170	—	—	—	173
Foreign currency translation adjustment	—	—	—	—	—	—	(1,702)	—	—	(1,702)
Share-based compensation	—	—	—	—	—	1,950	—	—	—	1,950
Repurchase of ordinary shares	—	—	—	—	(2,075)	—	—	—	—	(2,075)
Balance as of June 30, 2023 (unaudited)	57,616,697	362	7,206,059	74	(478,993)	1,365,965	47,962	(2,479,624)	(5,655)	(1,549,909)

	Ordinary Shares
	Number of		Number of
	Class A		Class B			Additional	Accumulated Other		Non-
	Ordinary		Ordinary		Treasury	Paid-in	Comprehensive	Accumulated	controlling	Total
	Shares	Amount	Shares	Amount	Shares	Capital	Income (Loss)	deficit	Interest	deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	57,861,327	364	7,206,059	74	(479,346)	1,360,901	48,216	(2,427,992)	(3,567)	(1,501,350)
Net loss	—	—	—	—	—	—	—	(114,553)	(281)	(114,834)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	749,340	5	—	—	—	136	—	—	—	141
Foreign currency translation adjustment	—	—	—	—	—	—	6,226	—	—	6,226
Share-based compensation	—	—	—	—	—	605	—	—	—	605
Acquisition of noncontrolling interest	—	—	—	—	—	(5,952)	—	—	3,390	(2,562)
Disposal of discontinued operation	—	—	—	—	—	287,244	—	—	—	287,244
Repurchase of ordinary shares	—	—	—	—	(7,298)	—	—	—	—	(7,298)
Balance as of June 30, 2024 (unaudited)	58,610,667	369	7,206,059	74	(486,644)	1,642,934	54,442	(2,542,545)	(458)	(1,331,828)

The accompanying notes are an integral part of these condensed consolidated financial statements.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands RMB and US$, except for number of shares and per share data)

	For the Six Months Ended
	June 30,
	2023	2024	2024
	Unaudited	Unaudited	Unaudited
	RMB	RMB	US$
Operating activities:
Net cash provided by/ (used in) operating activities from continuing operations	5,094	(87,272)	(12,009)
Net cash used in operating activities from discontinued operation	(42,773)	(16,514)	(2,272)
Net cash used in operating activities	(37,679)	(103,786)	(14,281)

Investing activities:
Purchase of property and equipment and intangible assets	(11,758)	(19,381)	(2,667)
Proceeds from disposal of property and equipment	178	1,001	138
Loan provided to related parties	—	(33,383)	(4,594)
Loan collected from related party	—	21,753	2,993
Net cash used in investing activities from continuing operations	(11,580)	(30,010)	(4,130)
Net cash provided by/ (used in) investing activities from discontinued operation	97,174	(1,835)	(253)
Net cash provided by/ (used in) investing activities	85,594	(31,845)	(4,383)

Financing activities:
Proceeds from bank borrowing	—	11,000	1,514
Issuance of Class A ordinary shares in connection with exercise of share options	173	141	19
Acquisition of noncontrolling interests	—	(440)	(61)
Repayment of bank borrowings	(30,000)	—	—
Repurchase of ordinary shares	(2,075)	(7,298)	(1,004)
Net cash (used in)/ provided by financing activities from continuing operations	(31,902)	3,403	468
Net cash used in financing activities from discontinued operation	(22,000)	(7,792)	(1,072)
Net cash used in financing activities	(53,902)	(4,389)	(604)

Changes in cash, cash equivalents and restricted cash	(5,987)	(140,020)	(19,268)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	114	180	25
Net change in cash, cash equivalents and restricted cash	(5,873)	(139,840)	(19,243)

Cash, cash equivalents and restricted cash at the beginning of the period	373,967	289,852	39,885

Cash and cash equivalents	280,077	115,882	15,946
Restricted cash	88,017	34,130	4,696
Cash, cash equivalents and restricted cash at the end of the period	368,094	150,012	20,642
Less: Cash, cash equivalents and restricted cash of discontinued operation	191,965	41,768	5,747
Cash, cash equivalents and restricted cash at the end of the period from continuing operations	176,129	108,244	14,895

Supplemental disclosure of cash flow information from continuing operations:
Income taxes paid	207	827	114
Interest paid	360	109	15
Non-cash investing and financing activities from continuing operations:
Accrual for purchase of equipment	2,160	7,424	1,022
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	57,125	108,456	14,924

The accompanying notes are an integral part of these condensed consolidated financial statements.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

(a)   Description of business

TCTM Kids IT Education Inc. (“TCTM”, formerly known as Tarena International, Inc.), through its wholly-owned subsidiaries and consolidated variable interest entities, or VIEs (collectively referred to hereinafter as the “Company”), is principally engaged in providing IT-focused supplementary STEM education service (“IT-focused Supplementary STEM Education”) for students aged between three and eighteen. All of the Company’s operations are located in the People’s Republic of China (“PRC”) with nearly all of its customers located in the PRC.

On December 24, 2023, the Company entered into an equity transfer agreement to dispose of its equity interests in its professional education business, including professional information technology (“IT”) training courses and non-IT training courses (“IT Professional Education”) to a buyer consortium led by Tarena Weishang Technology (Hainan) Co., Ltd (the “Divestiture”). The net transfer consideration, based on third party independent appraisal, for the Disposal amounted to RMB1 and RMB1 in exchange of the equity interest of Tarena Technologies Inc. (“Tarena Technologies”) and Tarena Software Technology (Hangzhou) Co. Ltd. (“Tarena Hangzhou”) and their subsidiaries in cash, respectively. Principal shareholder Ms. Lijuan Han, sister of the Company’s founder and chairman Mr. Shaoyun Han, is a member of the buyer consortium and has an interest in the Divestiture. The Divestiture was consummated at the end of March 2024. Upon consummation of the divestiture of the IT Professional Education, the Company has no ownership interest in professional education business. The Company deconsolidated the financial statements of the professional education business from its condensed consolidated financial statements effective March 31, 2024 (See Note 3).

(b)   Organization

TCTM is a holding company that was incorporated in the Cayman Islands on October 8, 2003 by Mr. Shaoyun Han (“Mr. Han”), the founder and former chief executive officer of the Company, and five other individuals. TCTM is the parent company of a number of wholly-owned subsidiaries that are engaged in the provision of educational products and services. The Company’s education services in certain locations of the PRC were previously conducted through Beijing Tarena Jinqiao Technology Co., Ltd. (“Beijing Tarena”) and Beijing Tongcheng Shidai Jinqiao Technology Co., Ltd. (“Beijing Tongcheng”), and their subsidiaries, in order to comply with laws and regulations of mainland China which restricted foreign investments in companies that were engaged in education products and services.

TCTM effectively maintains financial control over Beijing Tarena and Beijing Tongcheng and their initial capital funding was provided by Tarena Technologies Inc. (a wholly-owned subsidiary of TCTM) (“Tarena Tech”), formerly known as Beijing Tarena Technology Co., Ltd. and Tongcheng Shidai Technology Inc. (a wholly-owned subsidiary of TCTM) (“Tongcheng Shidai”), formerly known as Tongcheng Shidai Technology Co., Ltd. through a series of contractual agreements and agreements (“VIE Agreement”). The recognized and unrecognized revenue-producing assets that were held by Beijing Tarena, Beijing Tongcheng and their subsidiaries primarily consists of property and equipment, operating leases for the learning premises, ICP license, www.tmooc.cn website and assembled workforce in those learning centers.

The Company disposed of Tarena Hangzhou and Tarena Technologies and their subsidiaries, including its VIE, Beijing Tarena. Therefore, TCTM terminated the Beijing Tarena VIE Agreements in accordance with the Divestiture effective March 31, 2024.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization (Continued)

The assets and liabilities of the consolidated VIEs and their subsidiaries that were included in the accompanying condensed consolidated financial statements as of December 31, 2023 and June 30, 2024 are as follows:

	December 31,	June 30,
	2023	2024
	RMB	RMB
Cash and cash equivalents	2,520	5,852
Amounts due from TCTM and its wholly-owned subsidiaries	104,642	93,183
Amounts due from related parties	—	41,198
Prepaid expenses and other current assets	62,550	33,356
Current assets of discontinued operation	36,779	—
Total current assets	206,491	173,589

Property and equipment, net	2,052	3,045
Long term investments	34,852	—
Right-of-use assets	9,209	7,044
Other non-current assets	258	517
Total assets	252,862	184,195

Accounts payable	2,713	1,218
Deferred revenue-current	114,975	117,368
Operating lease liabilities-current	4,440	2,534
Income taxes payable	79	—
Accrued expenses and other current liabilities	30,762	40,500
Amounts due to TCTM and its wholly-owned subsidiaries	23,676	5,673
Amounts due to related parties	—	25,520
Current liabilities of discontinued operation	100,392	—
Total current liabilities	277,037	192,813

Operating lease liabilities-non current	4,252	4,009
Total liabilities	281,289	196,822

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)   Organization (Continued)

The financial performance and cash flows of the consolidated VIEs and their subsidiaries that were included in the accompanying condensed consolidated financial statements before elimination of intercompany balances and transactions between the parent company, non-VIE subsidiaries, VIEs and VIEs’ subsidiaries for the six months ended June 30, 2023 and 2024 are as follows:

	For the Six Months Ended
	June 30,
	2023	2024
	RMB	RMB
Net revenues	68,442	46,702
Net loss from continuing operations	(4,821)	(12,960)
Net income / (loss) from discontinued operation	24,184	(13,171)
Net income / (loss)	19,363	(26,131)
Net cash used in operating activities from continuing operations	(82,403)	(14,326)
Net cash provided by / (used in) operating activities from discontinued operation	6,008	(1,782)
Net cash provided by / (used in) investing activities from continuing operations	2,350	(3,200)
Net cash used in investing activities from discontinued operation	(5,000)	—
Net cash provided by financing activities from continuing operations	77,550	18,820
Net cash used in financing activities from discontinued operation	(1,741)	(82)

(c)   Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

In the opinion of the management, the accompanying unaudited interim condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. All amounts in the accompanying unaudited interim condensed consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of US$1.00 = RMB7.2672, representing the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of June 28, 2024. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(d)   Going concern

The Company had significant recurring losses from operations and net cash outflow from operations. As of June 30, 2024, the Company has significant working capital deficit of approximately RMB 1,647,026. The Company’s net operating cash outflow was approximately RMB 87,272 for the six months ended June 30, 2024. These conditions raised substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from December 27, 2024 the issuance date of these financial statements, the Company will continue to strive to achieve positive cash flow through implementing various measures to boost enrollment growth and maintain cost control by offering more updated and uplifted courses and services catering to customer’s demands as well as implementing comprehensive budget control and operation assessment to enhance cost control efficiency. Besides, the Company will also endeavor to create synergy of the Company’s resources and improve cash inflow by equity financing as well as the debt financing via secured loans.

There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce certain discretionary spending, alter or scale back research and development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Use of estimates

The preparation of condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include goodwill impairment and long-term investments, the realizability of deferred income tax assets, the accruals for other contingencies, and the recoverability of the carrying amounts of property and equipment and right-of-use assets. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

(b)   Discontinued operation

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held-for-sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

(c)   Revenue recognition

The Company evaluated and recognized revenue based on the five steps set forth in ASC 606 by:

●	identifying the contract(s) with the customer;
●	identifying the performance obligations in the contract;
●	determining the transaction price;
●	allocating the transaction price to performance obligations in the contract; and
●	recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of value added taxes (“VAT”) at rates ranging between 1% and 13%, and surcharges. VAT to be collected from customers, net of VAT paid for purchases, is recorded as a liability or asset in the condensed consolidated balance sheets until it is paid to the tax authorities.

Tuition revenue

The Company provides IT-focused supplementary STEM education course services to students.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)   Revenue recognition (Continued)

The contract of tuition service is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition fees are recognized as revenue proportionately as the training courses are delivered, with unearned portion of tuition fees being recorded as deferred revenue.

Refunds are provided to students if they withdraw from classes, and usually only those unearned portions of the fee will be refunded. A refund liability represents the amounts of consideration received but are not expected to be entitled to earn, and thus are not included in the transaction price because these amounts are expected to be eventually refunded to students. The Company determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method. Reclassification was made from deferred revenue to refund liabilities, which was recorded under accrued expenses and other current liabilities.

Certification service revenue

The Company provides certification services to students who complete the training course and enroll for the exams. The Company is responsible for the certification service, including organization, proctoring and grading of exams, and providing the certificates to students. All certificates are issued by third parties to the students who pass the exam.

The Company acts as the principal in providing the certificate service to the students and recognizes revenue on gross basis because the Company is able to determine the price, acts as the main obligor in the arrangement, and, is responsible for fulfilling the services ordered by the students. Cash received before the students receive the certificates is recorded as deferred revenue.

Each contract of certification service is accounted for as a single performance obligation which is satisfied at a point in time. The performance obligation is satisfied when the certificates are provided to the students, then the received consideration is recognized as certification service revenue.

Net revenues from continuing operations recognized under ASC Topic 606 for the six months ended June 30, 2023 and 2024 consist of the following:

	For the Six Months Ended
	June 30,
	2023	2024
	RMB	RMB
Tuition fee	597,689	602,877
Certification service fee	1,016	109
Others	1,208	2,975
Business taxes and surcharges	(1,413)	(1,910)
Total net revenues	598,500	604,051

	For the Six Months Ended
	June 30,
	2023	2024
	RMB	RMB
Timing of revenue recognition
Services transferred at a point in time	2,219	3,074
Services transferred over time	596,281	600,977
Total net revenues	598,500	604,051

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)   Revenue recognition (Continued)

Contract liability

The Company does not have amounts of contract assets since the Company receives consideration prior to providing the services.

The contract liabilities consist of deferred revenue, which represent the Company has received consideration but has not satisfied the related performance obligations.

The revenue recognized from continuing operations for six months ended June 30, 2023 and June 30, 2024 that was previously included in the deferred revenue balances as of December 31, 2022 and December 31, 2023 was RMB 520,622 and RMB 460,432, respectively.

The Company’s deferred revenue from continuing operations amounted to RMB1,210,536 and RMB1,211,254 as of December 31, 2023 and June 30, 2024, respectively.

The Company has selected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations in contracts that have an original expected length of one year or less.

(d)   Recently issued accounting standards

In March 2023, the FASB issued new accounting guidance, ASU 2023-01, for leasehold improvements associated with common control leases, which is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. The new guidance introduced two issues: terms and conditions to be considered with leases between related parties under common control and accounting for leasehold improvements. The goals for the new issues are to reduce the cost associated with implementing and applying Topic 842 and to eliminate diversity in practice by entities within the scope when applying lease accounting requirements. The Company adopted the ASU from January 1, 2024 and the adoption did not have a material impact on the Company’s financial statements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with SEC Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is evaluating the impact of this guidance will have on its financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3     DISCONTINUED OPERATION

Divestiture of professional education business

On December 24, 2023, the Company entered into an equity transfer agreement to dispose of its equity interests in the professional education business. Upon the consummation of the Divestiture on March 31, 2024, the Company lost its control over the professional education business while the primary focus has shifted to providing IT-focused supplementary STEM education services.

The Divestiture represented a strategic shift that had a major effect on the Company’s operations and financial results. And the professional education business met the criteria to be classified as held-for sale as of December 31, 2023 and was accounted for as discontinued operation. Accordingly, assets, liabilities, results of operations, and cash flows related to professional education business have been reflected in the accompanying condensed consolidated financial statements as discontinued operation for all periods presented. The Company deconsolidated the professional education business financial statements, effective March 31, 2024.

Ms. Lijuan Han, sister of Mr. Shaoyun Han, is the principal shareholder of the Company, her shares include (i) 7,206,059 Class B ordinary shares held by Learningon Limited (“Learningon”), (ii) 2,193,220 Class A ordinary shares held by Learningon, and (iii) 151,445 Class A Ordinary Shares held by herself. Learningon is ultimately owned by Ms. Lijuan Han. By virtue of such relationship, Ms. Lijuan Han and Mr. Shaoyun Han undertake to act in concert in accordance with the instructions of Mr. Shaoyun Han with regard to any matter submitted to vote by Ms. Lijuan Han. Therefore, Mr. Shaoyun Han is deemed to share the voting power with respect to these shares. As the Divestiture is with Tarena Weishang Technology (Hainan) Co., Ltd., a company controlled by Lijuan Han, the Company’s principal shareholder who also has a very close relationship and share voting power with the controlling shareholder, the Company did not recognize any gain or loss from this disposal and the difference between the consideration received by the Company and the carry amounts of the disposed business was recorded in additional paid-in capital.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3     DISCONTINUED OPERATION (CONTINUED)

Divestiture of professional education business (Continued)

The assets and liabilities are included in the captions “Current assets of discontinued operation” and “Current liabilities of discontinued operation”, in the accompanying condensed consolidated balance sheet at December 31, 2023 and consist of the following:

December 31,
2023
RMB
Cash and cash equivalents	59,068
Restricted cash	3,520
Accounts receivable, net of allowance for credit losses-current	12,472
Amounts due from related parties	313
Prepaid expenses and others current assets	64,250
Time deposits-non current	120
Property and equipment, net	34,991
Intangible assets, net	148
Right-of-use assets	49,671
Goodwill	3,366
Long-term investments	11,859
Deferred income tax assets	18,848
Other non-current assets, net	16,977
Total assets of discontinued operation	275,603

Balance sheet classification:
Current assets of discontinued operation	275,603

Short-term bank loans	20,000
Accounts payable	116
Amounts due to related parties	3,596
Operating lease liabilities-current	21,872
Income taxes payable	106,944
Deferred revenue-current	265,132
Accrued expenses and other current liabilities	107,127
Deferred revenue-non current	7,363
Operating lease liabilities-non-current	25,130
Other non-current liabilities	3,511
Total liabilities of discontinued operation	560,791

Balance sheet classification:
Current liabilities of discontinued operation	560,791

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

3     DISCONTINUED OPERATION (CONTINUED)

Divestiture of professional education business (Continued)

The condensed cash flows of professional education business were as follows for the six months ended June 30, 2023 and 2024, are included in the unaudited interim condensed consolidated statements of cash flows of the Company as cash flow from discontinued operation:

	For the Six Months Ended
	June 30,
	2023	2024
	RMB	RMB
Net cash used in operating activities	(42,773)	(16,514)
Net cash provided by / (used in) investing activities	97,174	(1,835)
Net cash used in financing activities	(22,000)	(7,792)

Professional education business results of operations for the six months ended June 30, 2023 and 2024, shown in the table below, are included in the unaudited interim condensed consolidated statements of comprehensive loss as “net loss from the discontinued operation” for those respective periods, after intercompany eliminations, as applicable.

	For the Six Months Ended
	June 30,
	2023	2024
	RMB	RMB
Net revenues	331,616	111,878
Cost of revenues	(124,560)	(41,412)
Gross profit	207,056	70,466
Selling and marketing expenses	(142,705)	(48,312)
General and administrative expenses	(101,585)	(56,333)
Research and development expenses	(19,821)	(2,605)
Operating loss	(57,055)	(36,784)
Interest income (expense), net	99	(112)
Loss from discontinued operation	(56,956)	(36,896)
Gain on disposal of subsidiary	26,797	—
Other income	(518)	(11,826)
Foreign currency exchange loss, net	(124)	(584)
Loss before income taxes	(30,801)	(49,306)
Income tax benefit (expense)	149	(2,367)
Net loss from discontinued operation	(30,652)	(51,673)

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4     PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:

		December 31,	June 30,
		2023	2024
		RMB	RMB
Prepaid expenses and other current assets:
Prepaid deposits	(a)	16,952	14,672
Advance to suppliers		14,325	33,967
Inventories		9,363	10,473
Prepaid rental expenses		6,750	6,267
Prepaid professional fee		2,436	4,843
Prepaid advertising expenses		2,043	4,962
Prepaid value-added tax		1,594	3,042
Others		4,300	5,908
Total prepaid expenses and other current assets		57,763	84,134
Less: allowance for credit losses		(378)	(488)
Prepaid expenses and other current assets, net		57,385	83,646
(a)	It mainly included prepaid rental deposits.

5     PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,	June 30,
	2023	2024
	RMB	RMB
Furniture	18,277	17,173
Office equipment	164,261	163,553
Leasehold improvements	80,782	71,953
Total property and equipment	263,320	252,679
Less: accumulated depreciation	(197,256)	(188,445)
Property and equipment, net	66,064	64,234

Depreciation expense for property and equipment was allocated to the following:

	June 30,	June 30,
	2023	2024
	RMB	RMB
Cost of revenues	19,198	12,806
Selling and marketing expenses	1,187	611
General and administrative expenses	2,228	3,824
Research and development expenses	1	4
Total	22,614	17,245

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6     LONG-TERM INVESTMENTS

Long-term investments consist of the following:

		December 31,	June 30,
		2023	2024
		RMB	RMB
Equity investments without readily determinable fair values
A company providing mechanic training	(a)	11,992	11,992
Other equity investments without readily determinable fair values	(b)	15,000	11,000
Impairment of equity investments without readily determinable fair values		(4,000)	—
Total equity investments without readily determinable fair values, net		22,992	22,992
Equity method investments
Companies providing hockey program management		2,257	1,688
A company providing Internet product solutions	(c)	17,135	17,108
Impairment of equity method investments		(524)	—
Total equity method investments, net		18,868	18,796
Total long-term investments		41,860	41,788
(a)	In October 2015, the Company paid RMB12,000 in cash to acquire 2.86% of the total equity interest in an education company, which provides training for senior mechanic in vehicle maintenance and repair. In 2023, the Company sold a portion of those shares. No impairment loss was recognized for the six months ended June 30, 2023 and 2024, respectively.
(b)	During the years ended December 31, 2018 and 2019, the Company acquired minority equity interests in several third-party companies. No impairment loss was recognized for the six months ended June 30, 2023 and 2024, respectively.
(c)	In January 2018, the Company paid RMB14,000 in cash to acquire a 20% equity interest in a company which provides IT consulting services and programming and accounted for the investment using equity method. No impairment loss was recognized for the six months ended June 30, 2023 and 2024, respectively.

7     OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	December 31,	June 30,
	2023	2024
	RMB	RMB
Other non-current assets:
Rent and property management deposits	22,683	26,073
Prepayment for equipment and leasehold improvements	2,831	4,325
Others	3,239	526
Total other non-current assets	28,753	30,924

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

8     SHORT-TERM BANK LOANS

On October 12, 2022, the Company signed a credit extension contract with the China Merchants Bank with a limit of RMB 30,000. As of December 31, 2022, the Company has drawn RMB30,000, which will mature in 12 months from the drawdown date. The applicable interest rate for the loan is 4.9% per annum. The Company fully repaid the bank loans in May 2023.

On March 8, 2024, the Company signed a secured loan contract with the Shanghai Pudong Development Bank with a limit of RMB 20,000 secured by the certificate of deposit of the Company. As of June 30, 2024, the Company has drawn RMB11,000, which will mature in 12 months from the drawdown date. The applicable interest rate for the loan is 3.4% per annum.

Interest expenses of the loans were RMB459 and RMB109 for the six months ended June 30, 2023 and 2024, respectively.

9     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

		December 31,	June 30,
		2023	2024
		RMB	RMB
Recharge card	(a)	228,655	241,265
Refund liability		190,591	170,431
Accrued payroll and employee benefits		72,715	61,297
VAT and other tax payables		10,680	4,498
Professional service fee		5,881	6,054
Payable for advertisement		—	18,066
Others		8,574	12,618
Total		517,096	514,229
(a)	Recharge card is the amount that customers paid in advance without designated enrollment contract for IT-focused supplementary STEM education training courses.

10   INCOME TAXES

For the six months ended June 30, 2023 and 2024, the Company had income tax expenses for the continuing operations of RMB 2,424 and RMB 21,544, respectively.

Income tax expense consists of the following:

	For the Six Months Ended
	June 30,
	2023	2024
	RMB	RMB
Current income tax expense	2,263	1,021
Deferred income tax expense	161	20,523
Total	2,424	21,544

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended June 30, 2023 and 2024, the Company had no unrecognized tax benefits. There were no uncertain tax positions as of June 30, 2024 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11   RELATED PARTY TRANSACTIONS

The following is a list of related parties from continuing operations which the Company had major transactions with during the six months ended June 30, 2024:

(1)	Ms. Han Lijuan, a sister of Mr. Han.
(2)	Tarena Weishang Technology (Hainan) Co., Ltd., or “Tarena Weishang”, a company controlled by Mr. Han’s sister.
(3)	Tarena Software Technology (Hangzhou) Co., Ltd., or “Tarena Hangzhou”, a subsidiary of Tarena Weishang Technology (Hainan) Co., Ltd.
(4)	Tarena Technologies Inc., or “Tarena Tech”, a subsidiary of Tarena Weishang Technology (Hainan) Co., Ltd.

Related party transactions

On December 24, 2023, the Company entered into an equity transfer agreement to dispose of our equity interests in the professional education business to a buyer consortium led by Tarena Weishang. The net transfer consideration, based on third party independent appraiser, for the Disposal amounted to RMB1 and RMB1 in exchange of the equity interest of Tarena Tech and Tarena Hangzhou in cash, respectively. Upon consummation of the divestiture of the professional education business, the Company has no ownership interest in professional education business. The Company deconsolidated the financial statements of professional education business from its condensed consolidated financial statements since March 31, 2024. The difference between consideration received over the carrying amount of the net liability of professional education business disposed were recorded in additional paid - in capital.

The Company collected RMB 21,753 loan from Tarena Tech in the first half of 2024. The Company provided RMB 33,383 new loans to Tarena Tech and Tarena Hangzhou for the six months ended June 30, 2024, respectively. In August, Tarena Tech repaid RMB 7,000 to the Company. In December 2024, Tarena Tech transferred its debt due to the Company to Tarena Hangzhou. And then, the Company purchased a building with a consideration of approximately RMB 21,591 from Tarena Hangzhou. Both parties agreed to offset the transfer price of such building with RMB 21,591 of the loans due from Tarena Hangzhou. The Company received the remaining loan balance of RMB 4,792 in cash by the end of December 2024.

To facilitate resources mainly including HR and IT staff sharing between the Company and Tarena Tech, both parties provided centralized and professional supporting services to each other. After divestiture, the Company provided service to Tarena Tech in the amount of RMB 1,091 while Tarena Technologies provided service to the Company in the amount of  RMB 3,829 for the six months end June 30, 2024. The net amount due from Tarena Tech for professional supporting services was RMB1,725 as of June 30, 2024.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12   SHARE BASED COMPENSATION

The following table summarizes the share-based compensation expense, by type of awards:

	For the Six Months Ended
	June 30,
	2023	2024
Employee stock options	937	221
Restricted share units grants	395	382
Total share-based compensation expense	1,332	603

The following table summarizes the share-based compensation by line items:

	For the Six Months Ended
	June 30,
	2023	2024
Cost of revenues	9	12
General and administrative expenses	1,242	590
Selling and marketing expenses	10	1
Research and development expenses	71	—
Total share-based compensation expense	1,332	603

13    LOSS PER SHARE

Basic and diluted loss per share is calculated as follows:

	For the Six Months Ended
	June 30,
	2023	2024
	RMB	RMB
Numerator:
Net loss from discontinued operation	(30,652)	(51,673)
Denominator:
Denominator for basic and diluted loss per share:
Weighted average number of Class A and Class B ordinary shares outstanding
—basic and diluted	53,828,590	50,181,969
Basic and diluted loss from discontinued operation per ADS*	(2.85)	(5.15)
Numerator:
Net loss from continuing operations attributable to ordinary shareholder	(12,054)	(62,880)
Denominator:
Denominator for basic and diluted loss per share:
Weighted average number of Class A and Class B ordinary shares outstanding
—basic and diluted	53,828,590	50,181,969
Basic and diluted loss from continuing operations per ADS*	(1.12)	(6.27)

*The Company applied the ratio of American depositary shares (“ADSs”) to Class A ordinary shares (the “ADS Ratio”) as one ADS representing five Class A ordinary shares.

TCTM KIDS IT EDUCATION INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

14   COMMITMENTS AND CONTINGENCIES

Capital commitment.

As of June 30, 2024, the Group had no significant outstanding capital commitments.

Contingencies

The Company and certain of its current and former officers and directors have been named as defendants in a putative securities class action captioned Yili Qiu v. TCTM, Inc. et al., (Case No. 1:21-cv-03502) filed on June 22, 2021 in the U.S. District Court for the Eastern District of New York. The complaint asserts that defendants made false or misleading statements in certain SEC filings between August 16, 2016 and November 1, 2019 related to the Company’s business and operating results in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. After years of communication and coordination, plaintiff and the company reached an agreement in principle to settle all claims. On September 5, 2023, the Court granted preliminary approval for the TCTM settlement agreement. On July 31, 2024, the court issued an order directing plaintiffs to submit a final accounting of the class members that submitted valid claims under the settlement agreement. On September 9, 2024, the Judge filed a memorandum and order approving the settlement agreement, and certifying the Settlement Class. On September 20, 2024, the plaintiffs filed motion for approval of the Proposed Order for Distribution Settlement Distribution of Class Action Settlement Funds. On September 23, 2024, the court filed its judgment in the case. This case is now closed.

Except as described above, the Company is not a party to any material legal or administrative proceedings. From time to time, the Company is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Company cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Company’s consolidated financial condition or cash flows.

15   SUBSEQUENT EVENTS

Change of CEO

On November 25, 2024, the Company announced that given consideration of the long-term development of the Company and the need to explore the new opportunities of the AI education at home and abroad, as well as the personal request of Ms. Ying Sun for health reasons, the board of the Company has approved the re-designation of Ms. Sun as the president for international business, and the appointment of Mr. Xiaolan Tang as the new chief executive officer of the Company, in each case effective November 25, 2024.

Change of CFO

On December 20, 2024, the Company announced that Mr. Xiaobo Shao has decided to resign from the CFO position for personal reasons, effective December 18, 2024. The Company is in discussion with possible candidates for the position, and Mr. Xiaolan Tang, the chief executive officer of the Company, will serve as the acting CFO until a permanent replacement is found.